EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 28, 2008, relating to the financial statements and financial statement schedule of Cenveo, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes), and the effectiveness of internal control over financial reporting (which report expresses an unqualified opinion on the Company's internal control over financial reporting), appearing in its Annual Report on Form 10-K of Cenveo, Inc. for the year ended December 31, 2007.

/s/ Deloitte & Touche LLP
 Deloitte & Touche LLP

Stamford, CT
September 4, 2008